Mail Stop 3561

December 17, 2009

Mr. Charles Stidham
Chief Executive Officer
Jag Media Group, Inc.
1720 North Dallas Parkway
Suite 235
Dallas, TX 75248

> **Re: Jag Media Group, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-52521**

Dear Mr. Stidham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services